Exhibit II

to

Schedule 13G


Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this
Schedule 13G dated February 14, 2025 in connection with their beneficial ownership of
Eaton Vance Short Duration Diversified Income Fund. Ameriprise Financial Services, LLC
authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is
attached and make any necessary amendments thereto.


Ameriprise Financial, Inc.

By: /s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Senior Vice President, North America Head of Operations & Investor Services


Ameriprise Financial Services, LLC

By: /s/ Brett Flansburg
Name: Brett Flansburg
Title: Vice President Compliance